                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          John Q. Hammons Hotels, Inc.
                                (Name of Issuer)

                      Class A Common Stock, 0.01 par value
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)

                                 John Q. Hammons
                          John Q. Hammons Hotels, Inc.
                      300 John Q. Hammons Pkwy., Suite 9000
                           Springfield, Missouri 65806

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Gary D. Gilson
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112
                                 (816) 983-8000

                                 April 12, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 13

----------------------------
CUSIP No.  408623106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Revocable Trust of John Q. Hammons, Dated December 28, 1989
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            16,607,100  (1)
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            0
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            16,607,100  (1)
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            0
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         16,607,100  (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [X]
                (See Instructions)
                    Does not include  335,000  shares of Class A Common Stock of the Company  issuable  upon the  exercise  of stock  options owned by John Q. Hammons.
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                77.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------
     (1) Includes (i) 269,100  shares of Class A Common Stock of John Q. Hammons
     Hotels,  Inc.  (the  "Company")  owned  by the  Revocable  Trust of John Q.
     Hammons,  Dated  December 28, 1989, as amended and restated (the  "Trust");
     (ii) 294,100  shares of Class A Common Stock the Company  issuable upon the conversion  of shares of Class B Common  Stock of the Company  owned by the
     Trust;  (iii)  14,597,706  shares  of Class A Common  Stock of the  Company issuable upon the redemption of units of limited  partner  interest of John
     Q. Hammons  Hotels,  L.P., a Missouri  limited  partnership  ("JQH  Hotels,
     L.P."),  owned by the Trust;  and (iv)  1,446,194  shares of Class A Common
     Stock of the  Company  issuable  upon the  redemption  of units of  limited partner interest of JQH Hotels,  L.P.,  owned by Hammons,  Inc., a Missouri corporation, of which the Trust is the sole shareholder.

                                  Page 2 of 13

----------------------------
CUSIP No.  408623106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           John Q. Hammons
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            16,942,100  (2)
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            0
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            16,942,100  (2)
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            0
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             16,942,100  (2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                77.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       IN
---------- ---------------------------------------------------------------------
     (2) Includes (i) 335,000  shares of Class A Common Stock of John Q. Hammons
     Hotels,  Inc. (the  "Company")  issuable upon the exercise of stock options owned by John Q.  Hammons;  and (ii)  16,607,100  shares  of Class A Common
     Stock of the Company owned by the Revocable Trust of John Q. Hammons, Dated
     December  28,  1989,  as  amended  and  restated,  a trust of which John Q.
     Hammons is the sole trustee and sole beneficiary.

                                  Page 3 of 13

----------------------------
CUSIP No.  408623106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Hammons, Inc.
           ID#: 43-0961374
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
    2      Instructions)  (a) [   ]
                          (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            1,446,194 (3)
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            0
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            1,446,194 (3)
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            0
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,446,194 (3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [X]
                (See Instructions)
                    Does not include (i) 335,000  options to purchase  shares of
                    Class A Common Stock of John Q. Hammons  Hotels,  Inc.  (the
                    "Company") owned by John Q. Hammons;  (ii) 294,100 shares of
                    Class A  Common  Stock  of the  Company  issuable  upon  the conversion  of shares of Class B Common Stock of the Company owned  by the  Revocable  Trust  of John Q.  Hammons,  Dated
                    December 28, 1989,  as amended and restated  (the  "Trust");
                    (iii) 269,100  shares of Class A Common Stock of the Company owned by the  Trust;  or (iv)  14,597,706  units of  limited partner interest of John Q. Hammons Hotels, L.P., a Missouri limited  partnership,  redeemable on a one-for-one basis for shares of Class A Common  Stock of the Company  owned by the
                    Trust.
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                21.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       CO
---------- ---------------------------------------------------------------------
     (3)  Includes  1,446,194  shares of Class A Common Stock of John Q. Hammons
     Hotels,  Inc.  issuable  upon the  redemption  of units of limited  partner interest of John Q. Hammons Hotels, L.P., a Missouri limited partnership.

                                  Page 4 of 13

Item 1.  Security and Issuer

This  Schedule  13D relates to shares of Class A common  stock  ("Class A Common
Stock") of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 300 John Q. Hammons Pkwy., Suite
900, Springfield, Missouri 65806.

Item 2.  Identity and Background

(a)- (b)       This statement is filed on behalf of the Revocable  Trust of John
               Q. Hammons,  Dated December 28, 1989, as amended and restated,  a
               Missouri trust (the "Trust"), John Q. Hammons ("Mr. Hammons") and
               Hammons,  Inc.,  a  Missouri  corporation  ("Hammons,  Inc." and,
               together  with  the  Trust  and  Mr.   Hammons,   the  "Reporting
               Entities").  Hammons,  Inc. is  wholly-owned by the Trust and Mr.
               Hammons is the sole director and  President of Hammons,  Inc. The address of the principal business office of each of the Reporting
               Entities is 300 John Q. Hammons  Pkwy.,  Suite 900,  Springfield,
               Missouri 65806.

(c)            The principal  business of Mr.  Hammons is to act as the Chairman and Chief Executive  Officer of the Company.  Mr. Hammons is also the founder of the Company.  The activities of Hammons,  Inc. are limited to the ownership of units of limited partner  interest in
               John Q. Hammons Hotels, L.P., a Missouri limited partnership.

(d)            None of the Reporting  Entities has,  during the last five years, been  convicted  in  a  criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

(e)            None of the Reporting  Entities has,  during the last five years,
               been  a  party  to  a  civil   proceeding   of  a   judicial   or
               administrative body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal  or  state  securities  laws or finding any violation with respect to such laws.

(f)            Mr. Hammons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds

Mr. Hammons is the founder of the Company.  The Trust is the sole shareholder of
Hammons, Inc. Mr. Hammons is the sole trustee and sole beneficiary of the Trust.
The Trust and Hammons,  Inc. are the limited partners of John Q. Hammons Hotels,
L.P., a Missouri limited  partnership ("JQH Hotels,  L.P.").  The Company is the general partner of JQH Hotels, L.P.

On  September  5,  1989,  Hammons of  Missouri,  Inc.,  a  Missouri  corporation
("Hammons of Missouri"),  and Mr. Hammons formed JQH Hotels, L.P. pursuant to an
Agreement of Limited  Partnership  (the  "Initial  Agreement").  Pursuant to the
Initial Agreement,  Hammons of Missouri, as general partner,  acquired 1,446,194 limited  partnership  units ("L.P.  Units") and the Trust,  as

                                  Page 5 of 13

limited  partner,  acquired  14,597,706 L.P. Units, in exchange for contributing certain hotel properties to JQH Hotels, L.P.

The Initial  Agreement  was amended and restated in its entirety in an agreement
dated  February  11,  1994  (the  "Amended  and  Restated  Limited   Partnership
Agreement"),  to reflect  the  admission  of John Q.  Hammons  Hotels,  Inc.,  a
Missouri Corporation (renamed Hammons, Inc. as of November 23, 1994, the date of closing of the initial  public  offering (the "IPO") of shares of Class A common stock ("Class A Common Stock") of the Company),  as general partner in the place and stead of Hammons of Missouri.

The Amended and Restated Limited Partnership  Agreement was amended and restated
in its entirety in an agreement dated November 23, 1994 (as amended, the "Second
Amended  and  Restated  Agreement  of  Limited  Partnership"),  to  reflect  the admission  of the  Company  as the  general  partner  in the  place and stead of
Hammons,  Inc. and to reflect the conversion of the interest of Hammons, Inc. in
JQH Hotels, L.P. into a limited partnership  interest.  Thus, as of November 23,
1994, the Trust owned  14,597,706  L.P. Units and Hammons,  Inc. owned 1,446,194
L.P. Units.

On or after the date one (1) year  after the  closing of the IPO,  each  limited partner of JQH Hotels,  L.P. was granted the right (the  "Redemption  Right") to require JQH Hotels,  L.P. to redeem within ten (10) business days of the receipt by the general  partner of JQH Hotels,  L.P. of a Notice of Redemption  all or a
portion of the L.P.  Units held by the limited  partner for cash. In the event a limited partner elects to exercise the Redemption Right, the Company, as general partner of JQH Hotels,  L.P.,  may, in its sole  discretion,  elect to satisfy a
Redemption Right by issuing to the redeeming  limited partner  additional shares of Class A Common Stock on a  one-for-one  basis for each L.P.  Unit redeemed in lieu of cash.

As a result of the Redemption  Right, the Trust is deemed pursuant to Rule 13d-3 of  the  Securities  Exchange  Act of  1934  (the  "Act")  to  beneficially  own
16,043,900  shares  of Class A Common  Stock of the  Company  issuable  upon the redemption  of L.P.  Units (which  includes  1,446,194  shares of Class A Common
Stock  of the  Company  issuable  upon the  conversion  of L.P.  Units  owned by
Hammons,  Inc.) and Hammons, Inc. is deemed to beneficially own 1,446,194 shares of Class A Common  Stock of the Company  issuable  upon the  conversion  of L.P.
Units.  Further,  Mr. Hammons is deemed to beneficially own 16,043,900 shares of
Class A Common Stock of the Company (which includes 16,043,900 shares of Class A
Common Stock of the Company  issuable upon the redemption of L.P. Units owned by the Trust).

On November 16, 1994,  prior to the Company's  IPO, the Trust,  using  available capital,  purchased  for an aggregate  purchase  price of $1,700,  100 shares of
Class B common stock  ("Class B Common  Stock") of the Company.  On November 23,
1994, the Trust  participated  in the Company's IPO. In connection with the IPO, the Trust, using available capital, purchased for an aggregate purchase price of
$4,852,650, 100 shares of Class A Common Stock of the Company and 294,000 shares of Class B Common  Stock of the Company  (which  includes  100 shares of Class A
Common  Stock and 294,000  shares of Class B Common  Stock at $16.50 per share).
Each shares of Class B Common Stock is convertible into shares of Class A Common
Stock on a share-for-share basis at any time without restriction.

                                  Page 6 of 13

Therefore,  as of November 23, 1994, the Trust was deemed pursuant to Rule 13d-3 of the Act to beneficially own 16,338,100  shares of Class A Common Stock of the
Company (which includes 16,043,900 shares of Class A Common Stock of the Company issuable upon the redemption of L.P.  Units,  100 shares of Class A Common Stock of the  Company,  and  294,100  shares  of Class A Common  Stock of the  Company issuable upon the conversion of shares of Class B Common Stock).  Further, as of
November 23, 1994, Mr. Hammons was deemed to beneficially own 16,338,100  shares of Class A Common  Stock of the Company  (which  includes  16,338,100  shares of
Class A Common Stock of the Company owned by the Trust).

Since November 23, 1994, the Trust has acquired 269,000 shares of Class A Common
Stock through open market  purchases  from time to time. The Trust acquired such shares through open market  purchases  from time to time from available  capital for an  aggregate  amount of  $1,723,172.01.  As a result of these  open  market purchases,  and prior  acquisitions  described above, of Class A Common Stock of the  Company,  the  Trust  is  deemed  pursuant  to  Rule  13d-3  of the  Act to beneficially  own  16,607,100  shares  of Class A Common  Stock of the  Company.
Further,  Mr. Hammons is deemed to beneficially own 16,607,100 shares of Class A
Common Stock of the Company (which includes  16,607,100 shares of Class A Common
Stock of the Company owned by the Trust). Information concerning transactions in the Class A Common Stock  effected by the Trust since  November 23, 1994, is set forth in Exhibit B attached hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

On June 5, 1998,  June 26, 2000,  and May 15, 2003,  the Company  granted to Mr.
Hammons 200,000, 100,000 and 35,000 options, respectively, to purchase shares of
Class A Common  Stock,  as  disclosed  in the  filings of the  Company  with the
Securities  and  Exchange  Commission  (the "SEC") under the Act. As a result of such stock option grants, and prior acquisitions described above, Mr. Hammons is deemed pursuant to Rule 13d-3 of the Act to beneficially  own 16,942,100  shares of Class A Common  Stock of the Company  (which  includes  16,607,100  shares of
Class A Common Stock of the Company owned by the Trust).

As of the date of this  Schedule  13D, the Trust  beneficially  owns  16,607,100 shares of Class A Common  Stock of the  Company,  which at the time  constitutes
77.0% of the total  outstanding  shares of Class A Common  Stock of the  Company
(the Trust is deemed to  beneficially  own the shares of Class A Common Stock of the Company owned by Hammons,  Inc. because Hammons, Inc. is wholly-owned by the
Trust); Mr. Hammons  beneficially owns 16,942,100 shares of Class A Common Stock of the Company, which constitutes 77.4% of the total outstanding shares of Class
A Common Stock of the Company  (Mr.  Hammons is deemed to  beneficially  own the shares of Class A Common  Stock of the  Company  owned by the Trust  because Mr.
Hammons is the sole  trustee and sole  beneficiary  of the Trust);  and Hammons,
Inc.  beneficially owns 1,446,194 shares of Class A Common Stock of the Company, which constitutes 21.7% of the total outstanding  shares of Class A Common Stock of the Company  (Hammons,  Inc. is deemed to beneficially own only the Shares of
Class A Common Stock of the Company owned by Hammons, Inc.).

                                  Page 7 of 13

Item 4.  Purpose of the Transaction

The  purchases by the Trust of Class A Common Stock on the market were  effected because  Mr.  Hammons  believed  that  the  Company  represented  an  attractive investment  based on the Company's  operating  history and  continuing  business prospects at those times.

Mr.  Hammons  received  options to purchase  Class A Common Stock in his role as
Chairman and CEO of the Company as long-term equity incentives.

In October 2004, Mr.  Hammons agreed to support a proposal by Barcelo  Crestline
Corporation  ("BCC"),  for BCC to  acquire  all of the  shares of Class A Common
Stock of the Company.  The agreement  between BCC and Mr. Hammons was terminated shortly  thereafter.  The  Reporting  Entities do not know whether BCC owned any shares of Class A Common  Stock of the Company at the time BCC entered  into the agreement with Mr. Hammons. Therefore, to the extent that the Reporting Entities and BCC constituted a group, such group has since been terminated.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

The  following  is  a  description  of  the  shares  of  Class  A  Common  Stock beneficially  owned by each of the  Reporting  Entities.  All  references to the
Company's issued and outstanding  shares of Class A Common Stock shall be deemed to mean 5,226,462,  the number of shares of Class A Common Stock reported by the
Company in the Company's Form 10-K for the Company's  fiscal year ended December
31, 2004,  as filed with the SEC on March 31, 2005,  before giving effect to the issuance  of up to (i)  16,338,000  shares  of  Class A  Common  Stock  upon the conversion of Class B Common Stock by the Trust and the conversion of L.P. Units by the Trust and Hammons,  Inc. attributable to the Trust; (ii) up to 16,673,000 shares of Class A Common Stock upon the exercise of stock options by Mr. Hammons and conversion of shares of Class A Common Stock owned by the Trust attributable to Mr.  Hammons;  and (iii)  1,446,194  shares of Class A Common  Stock upon the conversion of L.P. Units by Hammons, Inc. attributable to Hammons, Inc.

     (i)  Amount beneficially owned:

          See Items 11 on pages 2, 3 and 4, incorporated herein by reference.

     (ii) Percent of class:

          See Items 13 on pages 2, 3 and 4 incorporated herein by reference.

     (iii) Number of shares of Class A Common Stock to which the person has:

          (1)  Sole power to vote or to direct the vote:

                                  Page 8 of 13

               The Reporting  Entities in the aggregate  have sole power to vote
          16,942,100  shares  of Class A Common  Stock.  The  Trust has the sole power to vote or to direct  the vote of  16,607,100  shares of Class A
          Common Stock.  Mr. Hammons has the sole power to vote or to direct the vote of 16,942,100 shares of Class A Common Stock.  Hammons,  Inc. has the sole power to vote 1,446,194 shares of Class A Common Stock.

          (2)  Shared power to vote or to direct the vote: Not applicable.

          (3)  Sole power to dispose or to direct the disposition of:

               The Reporting  Entities in the  aggregate  have the sole power to dispose or to direct the  disposition of 16,942,100  shares of Class A
          Common Stock. The Trust has the sole power to dispose or to direct the disposition of 16,607,100  shares of Class A Common Stock. Mr. Hammons has the  sole  power  to  dispose  or to  direct  the  disposition  of
          16,942,100 shares of Class A Common Stock.  Hammons, Inc. has the sole power to dispose or to direct the  disposition of 1,446,194  shares of
          Class A Common Stock.

          (4)  Shared  power to  dispose or to direct  the  disposition  of: Not applicable.

     The Reporting  Entities are making this single,  joint filing  because they may be deemed to  constitute  a  "group"  within  the  meaning  of  Section
     13(d)(3) of the Act. Each Reporting Entity expressly  disclaims  beneficial ownership  of any of the  shares of Class A Common  Stock  other than those reported herein as being owned by it.

(c)  None of the Reporting  Entities has effected any  transaction in the shares of Class A Common Stock of the Company in the past 60 days.

(d)  No person (other than the Reporting Entities) is known to have the right to receive  or the power to direct  the  receipt  of  dividends  from,  or the proceeds from the sale of, the shares of Class A Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Mr. Hammons is the sole trustee and sole beneficiary of the Trust. Hammons, Inc.
is wholly-owned by the Trust.  Mr. Hammons is the sole director and President of
Hammons, Inc.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered  into an agreement  with respect to the joint filing of this  statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

                                  Page 9 of 13

Item 7.  Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing  Agreement  dated April 12,  2005,  signed by each of the Reporting  Entities in order to confirm that this Schedule
          13D is being filed on behalf of each of the Reporting Entities.

     2.   Exhibit B -  Transactions  in  shares  of Class A Common  Stock by the
          Trust since November 23, 1994.

                                 Page 10 of 13

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  April 12, 2005

                                      Revocable Trust of John Q. Hammons,  Dated
                                      December 28, 1989, as amended and restated

                                      By:    /s/ John Q. Hammons
                                         ---------------------------------------
                                      Name:  John Q. Hammons
                                      Title: Trustee

                                      By:    /s/ John Q. Hammons
                                         --------------------------------------
                                      Name:  John Q. Hammons

                                      Hammons, Inc.

                                      By:    /s/ John Q. Hammons
                                         ---------------------------------------
                                      Name:  John Q. Hammons
                                      Title: President

                                 Page 11 of 13

                                                                       EXHIBIT A

                             Joint Filing Agreement

The undersigned  acknowledge and agree that the foregoing  statement on Schedule
13D is filed  on  behalf  of each of the  undersigned  and  that all  subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the  undersigned  without  the  necessity  of  filing  additional  joint  filing agreements.  The undersigned  acknowledge that each shall be responsible for the timely filing of such  amendments,  and for the completeness and accuracy of the information  concerning it contained  therein,  but shall not be responsible for the completeness and accuracy of the information  concerning the others,  except to the  extent  it knows or has  reason to  believe  that  such  information  is inaccurate.  This  Joint  Filing  Agreement  may be  executed  in any  number of counterparts  and all of such  counterparts  taken together shall constitute one and the same instrument.

Date:  April 12, 2005

                                      Revocable Trust of John Q. Hammons,  Dated
                                      December 28, 1989, as amended and restated

                                      By:    /s/ John Q. Hammons
                                         ---------------------------------------
                                      Name:  John Q. Hammons
                                      Title: Trustee

                                      By:    /s/ John Q. Hammons
                                         ---------------------------------------
                                      Name:  John Q. Hammons

                                      Hammons, Inc.

                                      By:    /s/ John Q. Hammons
                                         ---------------------------------------
                                      Name:  John Q. Hammons
                                      Title: President

                                 Page 12 of 13

                                                                       EXHIBIT B

          Transactions in shares of Class A Common Stock of the Company by the Trust
                             since November 23, 1994

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      Purchase Date       Class A Shares    Price Per Share ($)   Total Purchase
                             Purchased                                 Price
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    November 3, 1995          2,600              10.6250              $27,625.00
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    November 6, 1995          2,000              10.8750              $21,750.00
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    November 7, 1995          2,000              11.5000              $23,000.00
--------------------------------------------------------------------------------
    November 8, 1995          2,000              11.0000              $22,000.00
--------------------------------------------------------------------------------
    November 9, 1995            500              11.0000               $5,500.00
--------------------------------------------------------------------------------
    November 9, 1995          1,500              11.2500              $16,875.00
--------------------------------------------------------------------------------
    November 13, 1995         2,000              11.0000              $22,000.00
--------------------------------------------------------------------------------
    November 14, 1995         2,000              10.6250              $21,250.00
--------------------------------------------------------------------------------
    November 15, 1995           500              10.3750               $5,187.50
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    November 15, 1995         1,500              10.5000              $15,750.00
--------------------------------------------------------------------------------
    November 20, 1995         1,000              10.1250              $10,125.00
--------------------------------------------------------------------------------
    November 21, 1995         2,000              10.3750              $20,750.00
--------------------------------------------------------------------------------
    November 22, 1995         5,200              10.2500              $53,300.00
--------------------------------------------------------------------------------
    November 28, 1995         3,000              10.0000              $30,000.00
--------------------------------------------------------------------------------
    November 30, 1995         5,000              10.0000              $50,000.00
--------------------------------------------------------------------------------
    December 5, 1995         10,000               8.5000              $85,000.00
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    December 5, 1995         10,000               8.2500              $82,500.00
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    December 5, 1995         12,000               8.0000              $96,000.00
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    December 27, 1995         2,700               9.0000              $24,300.00
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    February 16, 1996         2,000              10.8750              $21,750.00
--------------------------------------------------------------------------------
      March 1, 1996           3,700              11.0000              $40,700.00
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      March 1, 1996             300              10.8750               $3,262.50
--------------------------------------------------------------------------------
      March 4, 1996           6,000              10.7500              $64,500.00
--------------------------------------------------------------------------------
      March 4, 1996           6,000              10.8750              $65,250.00
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      March 8, 1996           9,800              11.0000             $107,800.00
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     March 11, 1996           2,900              10.8750              $31,537.50
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     March 12, 1996           1,800              11.2500              $20,250.00
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    February 10, 1997        10,000               7.5000              $75,000.00
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     August 17, 1998          1,400               5.3750               $7,525.00
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     August 18, 1998            300               5.6250               $1,687.50
--------------------------------------------------------------------------------
     August 19, 1998          3,000               5.5625              $16,687.50
--------------------------------------------------------------------------------
     August 25, 1998          3,000               5.5625              $16,687.50
--------------------------------------------------------------------------------
     August 28, 1998          5,000               5.5000              $27,500.00
--------------------------------------------------------------------------------
    September 3, 1998           500               4.6875               $2,343.75
--------------------------------------------------------------------------------
    September 3, 1998         4,500               5.0000              $22,500.00
--------------------------------------------------------------------------------
    September 4, 1998         5,000               4.5000              $22,500.00
--------------------------------------------------------------------------------
    September 4, 1998         5,000               4.3750              $21,875.00
--------------------------------------------------------------------------------
    September 8, 1998         5,000               4.2500              $21,250.00
--------------------------------------------------------------------------------
    September 8, 1998         5,000               4.3750              $21,875.00
--------------------------------------------------------------------------------
    September 9, 1998         9,500               3.8750              $36,812.50
--------------------------------------------------------------------------------
    September 9, 1998           500               3.7500               $1,875.00
--------------------------------------------------------------------------------
   September 10, 1998         5,000               3.8125              $19,062.50
--------------------------------------------------------------------------------
   September 11, 1998         4,700               3.8125              $17,918.75
--------------------------------------------------------------------------------
   September 17, 1998         5,000               4.3125              $21,562.50
---------------------------------------------------------------------------------
   September 17, 1998         5,000               4.5000              $22,500.00
---------------------------------------------------------------------------------
    October 20, 1998          5,000               3.2500              $16,250.00
--------------------------------------------------------------------------------
    November 19, 1998        10,000               4.0000              $40,000.00
--------------------------------------------------------------------------------
    November 20, 1998        10,000               3.8750              $38,750.00
--------------------------------------------------------------------------------
    December 7, 1998          5,000               3.8750              $19,375.00
--------------------------------------------------------------------------------
    December 9, 1998          1,800               3.8750               $6,975.00
--------------------------------------------------------------------------------
    December 10, 1998         5,000               3.8750              $19,375.00
--------------------------------------------------------------------------------
    December 10, 1998         5,000               3.8750              $19,375.00
--------------------------------------------------------------------------------
    December 11, 1998         5,000               3.8750              $19,375.00
--------------------------------------------------------------------------------
    December 14, 1998         5,000               3.8750              $19,375.00
--------------------------------------------------------------------------------
    December 14, 1998         5,000               3.8125              $19,062.50
--------------------------------------------------------------------------------
    December 15, 1998         5,000               3.6250              $18,125.00
--------------------------------------------------------------------------------
    December 17, 1998         5,000               3.5000              $17,500.00
--------------------------------------------------------------------------------
    September 25, 2001       15,000               4.0500              $60,750.00
--------------------------------------------------------------------------------
    September 26, 2001        1,000               4.1500               $4,150.00
--------------------------------------------------------------------------------
    September 26, 2001        1,000               4.1000               $4,100.00
--------------------------------------------------------------------------------
      October 3, 2001         1,500               4.4500               $6,675.00
--------------------------------------------------------------------------------
      October 4, 2001         5,100               4.5901              $23,409.51
--------------------------------------------------------------------------------
     October 10, 2001           500               4.5500               $2,275.00
--------------------------------------------------------------------------------
     October 12, 2001           700               4.5000               $3,150.00
--------------------------------------------------------------------------------
TOTALS                      269,000                                $1,723,172.01

                                 Page 13 of 13